Exhibit (a)(5)(lxiii)

Media Release

Basel, 26 March 2009

Roche completes tender offer for Genentech

Roche (SWX: ROG.VX; RO.S, OTCQX: RHHBY) announced today that its wholly-owned subsidiary, Roche Investments USA Inc., completed its tender offer for the publicly held shares of Genentech (NYSE: DNA). The offer expired at midnight, New York City time, at the end of Wednesday, March 25. A total of approximately 395.7 million shares of Genentech common stock were tendered representing 84.7% of Genentech’s publicly held shares. Roche Investments USA Inc. has accepted for payment all shares validly tendered pursuant to its tender offer.

Together with the 55.7% of the outstanding shares already held by Roche, Roche now holds a total of approximately 982.9 million or 93.2% of the 1,054,555,886 Genentech shares outstanding. In addition, a further 3.0% of Genentech’s outstanding shares were guaranteed to be delivered within the next three business days which, if added to the shares already received in the tender offer and Roche’s existing stake, would represent approximately 96.2% of Genentech’s total outstanding shares. Public shareholders who have tendered their shares will promptly receive $95.00 per share for their shares.

Pursuant to the merger agreement between Roche and Genentech, as soon as practicable Roche will cause a short-form merger under Delaware law in which Genentech will become a wholly-owned member of the Roche Group, and all remaining public shareholders will, subject to appraisal rights, receive $95.00 per share for their shares. Following the merger, Genentech’s common stock will cease to be traded on the New York Stock Exchange.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world

F. Hoffmann-La Roche Ltd	4070 Basel Switzerland	Corporate Communications Roche Group Media Relations	Tel. +41 61 688 88 88 Fax +41 61 688 27 75 www.roche.com

leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2008 sales by the Pharmaceuticals Division totaled 36.0 billion Swiss francs, and the Diagnostics Division posted sales of 9.7 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested nearly 9 billion Swiss francs in R&D in 2008. Worldwide, the Group employs about 80,000 people. Additional information is available on the Internet at www.roche.com.

About Genentech
Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

Roche Group Media Relations
Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com
- Daniel Piller (Head)
- Alexander Klauser
- Martina Rupp
- Claudia Schmitt

Brunswick Group (for US media)
Phone: +1 212 333 3810
- Jennifer Lowney

MacKenzie Partners, Inc. (for Genentech Investors):
Phone: +1 212 929 5500
- Dan Burch
- Bob Marese